www.brandywinerealty.com
Cira Centre | 2929 Arch Street, Suite 1800 | Philadelphia, PA 19104 | t 610.325.5600 f 610.325.5622

December 6, 2024
VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F. Street, N.E.
Washington, D.C. 20549
ATTN: Aliya Ishmukhamedova and James Lopez
Re:     Brandywine Realty Trust
    Amendment No. 1 to Current Report on Form 8-K
    Filed May 28, 2024
    File No. 001-09106
Ladies and Gentlemen:

On behalf of Brandywine Realty Trust and Brandywine Operating Partnership, L.P. (together, the “Company”), we set forth below the Company’s response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated December 2, 2024 to the Company (the “Comment Letter”) regarding Amendment No. 1 to the Current Report on Form 8-K filed by the Company with the Commission on May 28, 2024 (“Amendment No. 1”). The Company filed Amendment No. 1 to amend the Company’s Current Report on Form 8-K filed with the Commission on May 7, 2024.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response.

Response letter dated June 20, 2024

General

1.We note your response letter and amended Item 1.05 Form 8-K, which states that the incident has not had a material impact on your financial condition or
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results of operations, and you do not believe it is reasonably likely to materially impact your financial condition or results of operations. Please confirm that, in future filings, where you have not determined that the incident has had a material impact to the company or is reasonably likely to have a material impact to the company, including its financial condition and results of operations, you will consider filing disclosures under Item 8.01 of Form 8-K rather than Item 1.05 of Form 8-K.

Company Response: The Company acknowledges the Staff’s comment and confirms that in future filings where the Company has not determined that a cybersecurity incident has had a material impact to the Company or is reasonably likely to have a material impact to the Company, including the Company’s financial condition and results of operations, the Company will consider filing disclosures under Item 8.01 of Form 8-K rather than under Item 1.05 of Form 8-K.

If you have any questions concerning this response, please contact me at 610-832-7434.
Best Regards,
/s/ Thomas E. Wirth
Thomas E. Wirth
Executive Vice President & CFO
Brandywine Realty Trust
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